UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Medellin, February 9, 2012

CALL OF THE ANNUAL GENERAL SHAREHOLDERS MEETING

The president of BANCOLOMBIA S.A. calls the common shareholders to the Annual General Shareholders Meeting to be held on March 5, 2012, at 10:00 a.m., at the Intercontinental Hotel, located at the following address: Calle 16 Nº 28 - 51 km 5 Via Las Palmas in the city of Medellin.

The proposed agenda is as follows:

1.	Quorum check
2.	Reading and approval of the agenda
3.	Election of commission to count votes, and approve and sign minutes of the meeting
4.	Report of the Board of Directors and the President
5.	Individual and Consolidated Financial Statements as of December 31, 2011
6.	Report of the External Auditor
7.	Consideration and approval of the Individual and Consolidated Financial Statements, the Report of the Board of Directors and the President and the Report of the External Auditor
8.	Proposal of the Board of Directors on Profit Distribution
9.	Proposal for the appropriations and compensation of Directors
10.	Election of the External Auditor for the period between 2012-2014
11.	Proposal for the appropriations and compensation of the External Auditor
12.	Proposal for donations
13.	Other proposals

In accordance with Colombian law, public information of the Bank will be available beginning February 10th at its Headquarters located in the city of Medellin in the following address: Carrera 48 N° 26 – 85, Torre Norte, First Floor.

The shareholders may be represented at the General Shareholders Meeting by a representative with a Power of Attorney granted in writing and in accordance with Colombian law.

Powers of Attorney cannot be granted to Bank employees, or to any other party directly or indirectly related with management of the bank.

CARLOS RAÚL YEPES JIMÉNEZ

President

Contacts
Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Capital Markets VP	Corporate Development VP	Financial VP (I)	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: February 09, 2012	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Executive Vice President of Corporate Development (I)

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